SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Energy Services Acquisition Corp.
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

29271Q 10 3 (Common Stock)
(CUSIP Number)

January 25, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 29271Q 10 3                                                                                 Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Acqua Wellington North American Equities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29271Q 10 3                                                                                 Page 3 of 6

Item 1.

(a)            Name of Issuer:

Energy Services Acquisition Corp.  (the “Company”)

(b)            Address of Issuer's Principal Executive Offices:

2450 First Ave
Huntington, West Virginia  25703

Item 2.

(a)            Name of Person Filing:

Acqua Wellington North American Equities, Ltd.

(b)            Address of Principal Business Office or, if none, Residence:

Acqua Wellington North American Equities, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

(c)            Citizenship:

British Virgin Islands

(d)            Title of Class of Securities:

Common Stock, 0.0001 par value per share (“Common Stock”).

(e)            CUSIP Number:

29271Q 10 3  (Common Stock)

CUSIP No. 29271Q 10 3                                                                                 Page 4 of 6

Item 3.                       If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           Not applicable.

Item 4.                       Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)               Amount beneficially owned:

As of the date of this filing, the Reporting Person beneficially owns 0 shares of Common Stock.

(b)            Percent of class:

0% of the Company's Common Stock, which percentage was calculated based on a figure of 10,750,000 shares of Common Stock outstanding as of September 30, 2007, as reported in the Company's Current Report on Form 10-K, dated as of December 19, 2007.

(c)            Number of shares as to which the person has:

(i)              Sole power to vote or to direct the vote: 0

(ii)             Shared power to vote or to direct the vote: 0

(iii)            Sole power to dispose or to direct the disposition of: 0

(iv)            Shared power to dispose or to direct the disposition of: 0

Item 5.                       Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.                        Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7.                        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.                        Identification and Classification of Members of the Group

            Not applicable.

CUSIP No. 29271Q 10 3                                                                                 Page 5 of 6

Item 9.                       Notice of Dissolution of Group

            Not applicable.

Item 10.                     Certification

            Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29271Q 10 3                                                                                 Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2008

                                                                      ACQUA WELLINGTON NORTH AMERICAN EQUITIES, LTD.

      By: /s/ Deirdre M. McCoy
        Name: Deirdre M. McCoy
     Title:   Corporate Secretary